Exhibit 99.1

Westport Appoints KPMG As Auditor

VANCOUVER, Oct. 16, 2015 /CNW/ - Westport Innovations Inc. (TSX:WPT / Nasdaq:WPRT), engineering the world's most advanced natural gas engines and vehicles, announced today the appointment of KPMG LLP ("KPMG") as its auditors, replacing Deloitte LLP ("Deloitte").  Following the Audit Committee's recommendation, the Company's Board of Directors approved the appointment of KPMG and accepted the resignation of Deloitte. Deloitte resigned as auditors at the Company's request. The Company reports that there have been no reservations in the report of Deloitte for the audit of the most recently completed fiscal period and prior to the appointment of KPMG, there were no reportable events. A reportable event is an occurrence in the relationship between the reporting issuer and the former auditor which may have been a contributing factor in the change.

In accordance with regulatory requirements, the Company intends to file a Notice of Change of Auditor together with a response letter from KPMG, the successor auditors, confirming their agreement with the information provided in the Notice. The Company also expects to file a response letter from Deloitte, the former auditors, confirming their agreement with the information provided in the Notice.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs. To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: 604-718-2046, invest@westport.com; Media Inquiries: Heather Merry, Communications, T 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 16:30e 16-OCT-15